-----------------------------
                                                           OMB APPROVAL
                                                  -----------------------------
                                                  OMB Number  3525-0287
                                                  Expires:  September 30, 1998
                                                  Estimated average burden
                                                  hours per response ...... 0.5
                                                  -----------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Thomas                          Jimmy                L.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   205 Fox Meadow Drive
--------------------------------------------------------------------------------
                                    (Street)

   Orchard Park                     NY                    14127
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


   Tremont Advisers, Inc.  TMAV
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     8/00
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

 Class B Common Stock                 8/8/00         J(1)     V    15,625        A      N/A(1)   78,125          D         --
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

                            (Print or Type Responses)

[599991-1]

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================


                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     -------  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code  V   (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Options             $8.00    8/8/00   J(1)  V   312   --     12/9/99  12/9/04  Class B   312     N/A(1)   1,562     D        --
                                                                             Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Options             $8.00    8/8/00   J(1)  V   313   --     12/9/00  12/9/04  Class B   313     N/A(1)   1,563     D        --
                                                                             Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Options             $8.00    8/8/00   J(1)  V   625   --     12/9/01  12/9/04  Class B   625     N/A(1)   3,125     D        --
                                                                             Common Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses: (1) As a result of a five-for-four stock split on its Class A Common Stock and Class B Common Stock payable on August 8, 2000, the Company (x) issued an additional share of such stock for every four shares outstanding, and (y) adjusted the number of shares of such stock underlying outstanding options and the exercise price therefor in accordance with the instruments governing the options.

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).
     Reminder: Report on a separate line for each class of securities owned directly or Indirectly.

       /s/ Jimmy L. Thomas                                     September 7, 2000
     -------------------------------                          ------------------
     **Signature of Reporting Person                                 Date
       Jimmy L. Thomas

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


[599991-1]